September 23, 2024

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Re:	GCL Global Holdings Ltd
Registration Statement on Form F-4
Filed August 12, 2024
File No. 333-280559

Ladies and Gentlemen:

On behalf of GCL Global Holdings Ltd. (the “Company”), referenced by CIK No. 0002002045, we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated September 5, 2024, relating to the Company’s Registration Statement on Form F-4 filed via EDGAR on August 12, 2024 (the “Registration Statement”).

The Company is concurrently submitting via EDGAR Amendment No. 2 to the Registration Statement on Form F-4 (the “Amendment No. 2”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Amendment No. 1 to Registration Statement on Form F-4

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 60

1.	Please explain what the RFAC and GCL columns in the tables on pages 61 and 62 represent. In this regard, the income statement information appears to reflect historical and not pro forma results for each entity while the balance sheet data includes pro forma information. Also, these columns do not include “combined” information. Please revise accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on pages 64 and 65 of Amendment No. 2 to revise the header of RFAC and GCL columns to “Historical” from “Pro Forma Combined”.

Unaudited Pro Forma Condensed Combined Financial Information Introduction, page 108

2.	We note your response to prior comment 2. Please further revise to disclose the fact that in the event more than 660,602 public shareholders elect to redeem and GCL waives the minimum cash condition, the Sponsor will be responsible for all expenses incurred by RF Acquisition Corp. and PubCo will be responsible for expenses incurred by GCL up to $4,500,000. Similar revisions should be made wherever you discuss the maximum redemption scenario assuming waiver of the minimum cash condition.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on pages 18, 20, 47, 50, 65, 113, 121, and 216 of Amendment No. 2 to describe what will happen if more than 660,602 public shareholders elect to redeem and GCL waives the minimum cash condition.

The Company's Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Provision for income tax, page 195

3.	We note your effective tax rate decreased significantly from fiscal 2023 to 2024, which you mainly attribute to an increase in deferred tax benefits resulting from the recognition of additional deferred tax assets from net operating loss in your Singapore subsidiaries during fiscal 2024. Please tell us how the rate reconciliation on page F-87 supports this disclosure or revise as necessary. In this regard, it appears your tax provision was impacted more by the tax rate difference for entities outside of Singapore as well as gains or loss from foreign exchange transactions. Also, revise to clarify whether you anticipate the recent decrease in your tax provision to be indicative of a trend in your future effective tax rates.

Response: The Company acknowledges the Staff’s comment and revised Registration Statement on page 204 as following:

Our provision for income tax decreased by approximately $0.6 million, or 91.4%, to approximately $53,000 income tax provision for the year ended March 31, 2024 from approximately $0.6 million for the same period in 2023. This decrease was primarily due to an increase of approximately $0.4 million in deferred tax benefits resulting from the recognition of additional deferred tax asset from net operating loss (“NOL”) of our Singapore subsidiaries for the year ended March 31, 2024, as we expected to utilize the NOL against our taxable income in the future and approximately $0.1 million decrease in current income tax as we had less taxable income for the year ended March 31, 2024. In addition, the decrease of our provision for income tax were attribute to (1) 14.0% decrease of effective tax rate from tax rate difference outside Singapore which was mainly due to NOL from GCL BVI and GCL Global with total amount of approximately $1.5 million. Since GCL BVI and GCL Global were established in British Virgin Island and Cayman Island, respectively, they are not subject to income tax due to local laws, and (2) 4.2% decrease of effective tax rate from loss from foreign exchange transaction which is non-deductible and is primarily from our Hong Kong subsidiaries. Since we expect GCL BVI and GCL Global to continue incurring significant transaction costs related to the Business Combination with RFAC, we anticipate that the recent decrease in our provision for income tax to be indicative of a trend in our future effective tax rates.

Unaudited Financial Statement of RF Acquisition Corp. Note 5. Related Party Transactions

Promissory Note - Related Party, page F-44

4.	We note from your response to prior comment 2, GCL provided five of the extension payments made during fiscal 2024, which based on your pro forma financial statements appear to be included in accounts payable and accrued expenses in RF Acquisition’s balance sheet. Please revise your disclosures here to clarify that these payments are not included in the related party promissory notes payable.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on page [F-49] of Amendment No. 2 in response to the comment.

5.	We note from your revised disclosures on page F-45 that the Sponsor provided the $225,000 extension payment made on December 27, 2023. Please tell us, and revise to clarify, whether such payment was funded by the company’s director, Melvin Xeng Thou Ong, and is included in the $1,346,573 balance of outstanding Director Promissory Notes at March 31, 2024. In your response, provide us with a breakdown of the Director Promissory Note balance as of the most recent balance sheet date. Also, tell us why you refer to certain extension payments as being made by your Sponsor when it appears such amounts were funded by and are due to RF Acquisition’s director.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on pages [•] of Amendment No. 2 to clarify that the $225,000 extension payment made on December 27, 2023 was funded by Melvin Xeng Thou Ong and is included in the $1,346,573 outstanding balance as of March 31, 2024 of the Director Promissory Note. For additional reference, please see below a breakdown of the Director Promissory Note as of June 30, 2024. Additionally, we refer to certain extension payments as being made by the Sponsor, despite the amount being funded by a director of RF Acquistion Corp, because certain extension payment amounts are loaned by the director to the Sponsor, who subsequently provides the funds to RFAC for purposes of paying the extension payment.

Director Promissory Note:

Date	Amount	Purpose
03-23-2023	$220,000.00	Extension
05-05-2023	$200,000.00	Extension
05-22-2023	$80,000.00	Extension
06-07-2023	$83,000.00	Extension
07-26-2023	$140,000.00	Extension
09-22-2023	$70,000.00	Extension
11-30-2023	$179,992.00	Extension + Working Capital
12-21-2023	$230,000.00	Extension + Working Capital
03-21-2024	$93,938.09	Working Capital
03-25-2024	$49,643.15	Working Capital
05-29-2024	$179,765.82	Working Capital

Audited Financial Statements of GCL Global Limited

Note 2 - Summary of significant accounting policies, page F-58

6. Please revise to include a discussion of the various type of costs included in cost of revenue for each of your revenue streams. In addition, to the extent any specific cost contributed materially to the change in cost of revenue during fiscal 2024, revise your disclosures on page 193 to include a discussion of such impact in lieu of attributing the change to the increase or decrease in revenue for a particular segment.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on page F-64 to F-67 of Amendment No. 2 to include disclosure of the various type of cost included in cost of revenue for each of the Company’s revenue streams. Additionally, the Company has revised the disclosure on page 194 to indicate any specific cost that contributed materially to the change in cost of revenue from each revenue stream during fiscal year ended 2024.

Goodwill, page F-62

7. You state that management has determined, the company has one reporting unit within the entity at which goodwill is monitored for internal management purposes. Considering the acquisitions of Starry Jewelry and Martiangear during fiscal 2024, explain further how you determined there is only one reporting unit for which goodwill is monitored or revise. In addition, please revise to include the information required by ASC 350-20-50-1 and 280-10-60-1, in total and for each reportable segment.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on pages F-65 of Amendment No. 2 in response to the comment, and clarify that there are two reporting units for which goodwill is monitored by the Company.

Indefinite-lived intangible assets, page F-62

8.            We note your response to prior comment 6. Please address the following information as it relates to your game codes:

•	Tell us how you track the age of game codes. For example, clarify whether each game code is tracked separately or whether all game codes acquired in the same batch are tracked together.

•	On average, tell us how long game codes are held by the company before they are sold.

•	Provide us with data regarding the age of your game codes at the end of each period presented.

•	Tell us whether management has a policy to write-off game codes after a certain period of time. If so, provide us with the details of such policy.

Response: The Company acknowledges the Staff’s comment and provide additional explanation and clarification as following:

•	Tell us how you track the age of game codes. For example, clarify whether each game code is tracked separately or whether all game codes acquired in the same batch are tracked together.

The Company tracks the age of game codes by batches. However, only game codes that were purchased on the same date and pertain to the same game are tracked together as a batch for aging purposes.

•	On average, tell us how long game codes are held by the company before they are sold.

On average, some batches of popular game codes such as Persona 5 Royal CN, Total War 3 Kingdoms, Football Manager 2023 are held by the company between 3 months to 6 months before they are sold. For less popular games, they may be held by the company between 6 months to more than a year.

•	Provide us with data regarding the age of your game codes at the end of each period presented.

The Company has supplementally provided the Staff with the aging data as of March 31, 2024 and 2023.

•	Tell us whether management has a policy to write-off game codes after a certain period of time. If so, provide us with the details of such policy.

The Company does not have a policy to write-off game codes after a certain period of time. However, the Company has an impairment policy to valuate the game codes periodically based on its market value.

9. Please address the following as it relates to your accounting for game codes:

•	We note in your response to prior comment 6 that the console game codes are acquired in batches but that the cost of each game code is transferred to cost of goods sold upon the sale of each individual code. Confirm the unit of account for the game codes. For example, clarify whether you consider each game code to be a separate intangible asset. To the extent each code is not a separate unit, explain how you group your units of account.

•	Given that the primary purpose of purchasing the console game codes is for resale, tell us how you considered the guidance in ASC 350-30-35-2, which states that the useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity. In this regard, while your response states that each game code is available for sale indefinitely, explain further how you considered the historical sales of your game codes in determining the period over which such codes are expected to contribute directly or indirectly to future cash flows.

•	Describe how you considered the life of the console game associated with the game codes in your analysis, including details about the life cycles of the games.

•	Your response appears to focus on the guidance in ASC 350-30-35-3(c). However, tell us how you considered the other criteria in this guidance. In this regard, specifically address your consideration of ASC 350-30-35-3 (a) and (e) and the fact that game codes are purchased for resale and your history of selling such game codes. Also, explain how you considered that games may become less popular over time or as new versions of the games are released.

Response: The Company acknowledges the Staff’s comment and provide additional explanation and clarification as following:

•	We note in your response to prior comment 6 that the console game codes are acquired in batches but that the cost of each game code is transferred to cost of goods sold upon the sale of each individual code. Confirm the unit of account for the game codes. For example, clarify whether you consider each game code to be a separate intangible asset. To the extent each code is not a separate unit, explain how you group your units of account.

The Company purchases game codes in batches for resale, with the purchase price clearly indicated as the per-unit price multiplied by the number of units purchased. Each game code is considered a separate intangible asset, and as such, the cost of each individual game code is transferred to cost of goods sold upon its sale.

•	Given that the primary purpose of purchasing the console game codes is for resale, tell us how you considered the guidance in ASC 350-30-35-2, which states that the useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity. In this regard, while your response states that each game code is available for sale indefinitely, explain further how you considered the historical sales of your game codes in determining the period over which such codes are expected to contribute directly or indirectly to future cash flows.

ASC 350-30-35-2 states that the useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the entity. In determining that the useful life of the game codes is indefinite, the Company considered the fact that each game code remains available for sale indefinitely, without expiration.

While the game codes are available for sale indefinitely, the Company also evaluated historical sales patterns to assess the period over which these codes are expected to contribute to future cash flows. Historically, the majority of sales occur shortly after the acquisition of the game codes, particularly when the game is newly released or during promotional periods. However, a portion of game codes continue to sell over an extended period of time, contributing to ongoing cash flows. This historical sales trend supports the company’s view that, while the initial surge in sales might taper off over time, the codes retain value and continue to generate revenue. The ability of these codes to contribute to cash flows beyond the initial sales period justifies the classification of their useful life as indefinite, as there is no fixed period during which they cease to generate cash flows.

•	Describe how you considered the life of the console game associated with the game codes in your analysis, including details about the life cycles of the games.

The console game associated with game codes does not have estimated life. However, historically, the more traditional life cycle of a game involves a 5-year sales cycle where sales of a game is typically the strongest during the first year of its release before the sales demand tapers off over the next 4 years while either a sequel or DLCs (Downloadable Contents) of a game is being prepared for the market. However, in recent years, with the increasing number of game IP being adapted into other forms of media, such as TV, movie and mobile adaptations, the life cycle of a game is now much longer. With each adaptation of the game IP, there is often a revived consumer interest resulting in a resurgence of demand for the game and either a spike in sales or sustained market demand again. . Game studios have also increasingly adopted the strategy of releasing DLCs (Downloadable Content) after the initial game release as a way to reinvigorate the game IP, capture new markets/gamers and that similarly results in the spike in sales volume and lengthens the sales cycle.

Below is a summary of some of the high- profile documented cases in recent years that the Company has taken note of and included in its analysis of the life of the game codes:

1.	Witcher 3 (2015 release) sales were up 554% upon the release of the Netflix series in 2019 (4 years after the game release);
2.	Fallout 76 (2018 release) saw 3 million additional downloads after the release of the TV series in 2024 (6 years after the release) and daily active users ballooned over 600%;
3.	Last of us (2013 release) saw the game jump back to the top seller list in various regional sales charts with sales volume up between 200+ to 300+% upon the release of the HBO series in 2023 (10 years after the release);
4.	Elden ring (2022 release) saw sales surge by 467% following the release of Shadow of the Erdtree DLC in 2024 (2 years after the release);
5.	Cyberpunk (2020 release) saw 5 million sales (38% of first year sales) when its DLC was released in 2023 (3 years after the release); and
6.	Grand theft auto 5 (2013 release) first year sales accounted for only about 21% of its total lifetime sales of $9.1billion as of 2024 (11 years after initial release).

Based on above analysis, the sales life of games can be heavily influenced by media adaptations and DLC releases, which can lead to significant sales spikes even years after the initial release. As a result, assigning a fixed useful life to each game code is not practicable, as the game's life cycle can extend unpredictably due to above mentioned external factors.

•	Your response appears to focus on the guidance in ASC 350-30-35-3(c). However, tell us how you considered the other criteria in this guidance. In this regard, specifically address your consideration of ASC 350-30-35-3 (a) and (e) and the fact that game codes are purchased for resale and your history of selling such game codes. Also, explain how you considered that games may become less popular over time or as new versions of the games are released.

The Company has analyzed all pertinent factors in determining the useful life of the game codes, specifically including those outlined in ASC 350-30-35-3 (a) and (e):

ASC 350-30-35-3 (a) The expected use of the asset by the entity.

The Company acquires game codes for resale. Since certain titles may retain popularity indefinitely while others may see a decline in demand over time, the Company considers the expected use of each game code on an ongoing basis. The ability to sell these codes remains as long as the codes are valid to access the game, which contributes to the determination of an indefinite useful life.

ASC 350-30-35-3 e) The effects of obsolescence, demand, competition, and other economic factors.

The Company acknowledges that game codes may become less popular over time due to factors such as the release of new game versions, changing consumer preferences, and increased competition. The Company monitors these factors continuously and evaluates whether any impairment indicators arise, particularly related to obsolescence or reduced demand. If such factors are identified, the Company assesses whether an impairment loss should be recognized. Despite these considerations, the indefinite availability of game codes for resale supports the conclusion of an indefinite useful life.

10. Please elaborate on your impairment policy for the remaining yet-to-be-sold game codes. In your response, include a more detailed discussion of factors that may contribute to impairments. For example, describe any unexpected events or conditions that will reduce future sales of the game codes, and how you consider the aging of game codes or any slow-moving game codes.

Response: The Company acknowledges the Staff’s comment and provides the following clarification regarding its impairment policy for the remaining yet-to-be-sold game codes:

The Company assesses the impairment of its game codes by comparing the carrying amount (cost) of the game codes with their market value, similar to the inventory valuation method under the lower of cost or market approach. If the market value of the game codes falls below their cost, an impairment loss is recognized to reduce the carrying amount to its market value.

Several factors contribute to potential impairments of game codes, including:

-Market Conditions: A decline in market demand for certain games due to changes in consumer preferences or the release of newer, more popular titles can negatively impact the market value of existing game codes.

-Aging of Game Codes: As game codes age, especially in the fast-paced gaming industry, they may become less desirable, leading to slower sales and a potential reduction in market value.

-Unexpected Events: Unforeseen events, such as regulatory changes, competitive pressures, or adverse publicity, could also diminish the expected future sales of the game codes, contributing to impairments.

-Sales Performance: The Company monitors the sales performance of game codes regularly. Codes that are identified as slow-moving or unlikely to sell at their original value are reviewed for potential impairment.

The Company applies these considerations consistently in its impairment assessments to ensure that the carrying value of its game codes accurately reflects their market value and recoverability.

11. We note that you recorded a $0.5 million impairment loss on indefinite-lived intangible assets for the year ended March 31, 2024. Please tell us whether this was a result of your annual impairment assessment or an interim triggering event. If the latter, describe the triggering event associated with the impairments, tell us when management made the determination to impair the game codes, and provide us with details about the age of the impaired game codes.

Response:The Company acknowledges the Staff’s comment and clarified that the occurrence of approximately $0.5 million impairment loss on indefinite-lived intangible assets for the year ended March 31, 2024 was a result of annual impairment assessment.

12. Please clarify whether you have a right of return to the vendors, game publishers or developers for any unsold game codes. If so, discuss such return policies and revise your disclosures accordingly.

Response: The Company acknowledges the Staff’s comment and clarified that the Company does not have a right of return to vendors for any unsold game codes.

Note 18. Segments, page F-91

13. You state on page F-60 that the company considers itself to be operating within four operating and reportable segments, however, you state here that you are operating in three reportable segments. Please explain or revise. Clarify what comprises the “Others” segment in fiscal 2024 and why that segment is not presented for fiscal 2023.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on pages F-64 and F-91 of Amendment No. 2 in response to the comment. In addition, the Company provides the following clarification regarding segments.

The Company currently operates within four operating segments: (1) distribution of console games, (2) game publishing, (3) media advertising services, and (4) others. However, after conducting the four-step analysis as outlined in ASC 280-10-55-26, only the first three segments—distribution of console games, game publishing, and media advertising services—qualify as reportable segments. The fourth segment, "Others," represents the operations of the Company's newly acquired subsidiary, Starry Jewelry Pte Ltd (“Starry”), which operates in the jewelry retail business. Upon reviewing Starry’s operations and financial data, the Company concluded that Starry does not meet the quantitative thresholds required for reportable segment classification in accordance with ASC 280-10-50-12. As a result, Starry's operations are included within the "Others" segment as a non-reportable segment.

As Starry was acquired during the fiscal year ended March 31, 2024, there is no corresponding segment information related to Starry in the segment table for the fiscal year ended March 31, 2023, as presented on page F-100.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,
/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Sebastian Toke, Chief Executive Officer, GCL Global Holdings Ltd Tse Meng Ng, Chief Executive Officer, RF Acquisition Corp.